Exhibit 99.1

Maris-Tech Announces Receipt of Nasdaq Minimum Bid Price Notification

Rehovot, Israel, April 28, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge AI accelerated video solutions for edge platforms; today announced that it has received a written notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a grace period of 180 calendar days to regain compliance with the minimum bid price requirement. The Notice does not immediately affect the Company’s Nasdaq listing or the trading of its ordinary shares and warrants. During the grace period, as may be extended, the Company’s ordinary shares and warrants will continue to trade on Nasdaq under the symbol “MTEK” and “MTEKW”, respectively.

According to the Notice, the Company has until October 24, 2023, to regain compliance with the minimum bid price requirement. The Company can regain compliance if, at any time during this 180-day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days, in which case the Company will be provided with written confirmation of compliance and this matter will be closed. However, Nasdaq may, in its discretion, require the Company’s ordinary shares to maintain a bid price of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance. In the event that the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period.

If the Company cannot demonstrate compliance by the allotted compliance period(s), Nasdaq’s staff will notify the Company that its ordinary shares and warrants are subject to delisting.

Maris-Tech’s continued listing on Nasdaq remains a key priority for the Company. Should the situation not resolve itself over the above-mentioned timeframe, the Company intends to consider available options to cure the deficiency and regain compliance with the minimum bid price requirement within the compliance period, including a potential reverse share split.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of Video Streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”, ” “may”, “should,” “could,” “seek, ” “intend, ” “plan, ” “goal, ” “estimate, ” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing regaining compliance with Nasdaq’s continued listing requirements, and the timing and effect thereof. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

+972-72-2424022

ir@maris-tech.com